EXHIBIT 12

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2007	2006	2005	2004	2003
Income (loss) from operations before income taxes	$579	$330	$146	$(100)	$(270)
Add (deduct):
Fixed charges	493	526	526	575	607
Capitalized interest	(10)	(5)	(5)	(3)	(2)
Amortization of capitalized interest	6	6	6	6	6
Minority interest in consolidated affiliates	6	10	7	4	4
Net (earnings)/losses related to certain 50% or less owned affiliates	(11)	6	1	16	22
Distributions from equity investments	4	3	2	6	3
Distributions on preferred units	(9)	(14)	(27)	(37)	(37)
Issuance costs of redeemed preferred units	—	(6)	(4)	(4)	—

Adjusted earnings	$1,058	$856	$652	$463	$333

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$422	$450	$444	$484	$521
Capitalized interest	10	5	5	3	2
Distributions on preferred units	9	14	27	37	37
Issuance costs of redeemed preferred units	—	6	4	4	—
Portion of rents representative of the interest factor	52	51	46	47	47

Total fixed charges and preferred unit distributions	$493	$526	$526	$575	$607

Ratio of earnings to fixed charges and preferred unit distributions	2.1	1.6	1.2	—	—
Deficiency of earnings to fixed charges and preferred unit distributions	$—	$—	$—	$(112)	$(274)